Exhibit 99.1

QUARTERLY RESULTS GERDAUS.A. 3Q19

# 3Q19 HIGHLIGHTS

**São Paulo, October 30, 2019** – Gerdau S.A. (B3: GGBR4 / NYSE: GGB) announces its results for the third quarter of 2019. The consolidated financial statements of the Company are presented in Brazilian real (R$), in accordance with International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil. The information in this report does not include the data of associates and jointly controlled entities, except where stated otherwise.

## CONSOLIDATED HIGHLIGHTS

- Adjusted EBITDA of R$1,457 million with margin of 14.7% in 3Q19, excluding mainly the effects from the scheduled shutdown of Blast Furnace 1 at the Ouro Branco Mill in the Brazil BD.
- Free cash flow of R$1,888 million in 3Q19, the Company's second best quarterly cash flow ever.
- EBITDA margin of the North America BD remains at 10.5% in 3Q19, in line with 3Q18.

**Consolidated EBITDA (R$ million) and EBITDA Margin (%)**


15.7%
12.9%
15.5%
15.5%
14.7%
2,013
1,404
1,552
1,572
1,457
3Q18
4Q18
1Q19
2Q19
3Q19
EBITDA Adjusted
EBITDA Margin Adjusted

**Free Cash Flow (R$ million)**


1,457
(532)
(37)
(144)
1,144
1,888
Adjusted EBITDA 3Q19
CAPEX
Income Tax
Debt Interest, net
Working Capital
Free Cash Flow 3Q19

**EBITDA (R$ million) and EBITDA Margin (%) – North America BD**


10.5%
10.1%
13.2%
11.1%
10.5%
605
437
506
425
380
3Q18
4Q18
1Q19
2Q19
3Q19
EBITDA
EBITDA Margin

2

# CONSOLIDATED INFORMATION

GERDAU
Shape the future

## GERDAU'S PERFORMANCE IN 3Q19

### Results of Operations

| CONSOLIDATED | 3Q19 | 3Q18 | Δ | 2Q19 | Δ | 9M19 | 9M18 | Δ |
|---|---|---|---|---|---|---|---|---|
| **Volumes (1,000 tonnes)** | | | | | | | | |
| Production of crude steel | 2,733 | 3,969 | -31.1% | 3,425 | -20.2% | 9,501 | 12,122 | -21.6% |
| Shipments of steel | 3,056 | 3,688 | -17.1% | 2,972 | 2.8% | 9,012 | 11,394 | -20.9% |
| **Results (R$ million)** | | | | | | | | |
| Net Sales | 9,931 | 12,836 | -22.6% | 10,154 | -2.2% | 30,111 | 35,260 | -14.6% |
| Cost of Goods Sold | (8,946) | (10,974) | -18.5% | (8,881) | 0.7% | (26,584) | (30,414) | -12.6% |
| Gross profit | 985 | 1,862 | -47.1% | 1,273 | -22.6% | 3,527 | 4,846 | -27.2% |
| **Gross margin (%)** | **9.9%** | **14.5%** | | **12.5%** | | **11.7%** | **13.7%** | |
| SG&A | (372) | (418) | -11.0% | (354) | 5.1% | (1,094) | (1,269) | -13.8% |
| Selling expenses | (123) | (141) | -12.8% | (122) | 0.8% | (374) | (449) | -16.7% |
| General and administrative expenses | (249) | (277) | -10.1% | (232) | 7.3% | (720) | (820) | -12.2% |
| **%SG&A/ Net Sales** | **3.7%** | **3.3%** | | **3.5%** | | **3.6%** | **3.6%** | |
| Adjusted EBITDA | 1,457 | 2,013 | -27.6% | 1,572 | -7.3% | 4,581 | 5,253 | -12.8% |
| **Adjusted EBITDA Margin** | **14.7%** | **15.7%** | | **15.5%** | | **15.2%** | **14.9%** | |

**Production and shipments**

In 3Q19, crude steel production decreased in relation to 3Q18, mainly due to the lower production volume at the North America Business Division (BD), given the divestment of most of the rebar operations in the United States. The production decrease also was influenced by the scheduled maintenance shutdown of Blast Furnace 1 at the Ouro Branco Mill in the Brazil BD.

Steel shipments declined in the period, reflecting the divestments in the North America BD and the lower shipments in the Special Steel BD.

Comparing the 9 months of 2019 to the 9 months of 2018, a sharp decline in crude steel production and steel shipments was due to the asset divestment in North America BD (wire-rod operation and most of the rebar operations), South America BD (Chile operation) and Special Steel BD (India operation).

**Operating result**

The reduction in net sales and consolidated costs of goods sold in 3Q19 in relation to 3Q18 is mainly due to the lower shipments.

Consolidated gross profit and gross margin decreased in 3Q19 in relation to 3Q18, due to the divestments in the North America BD, the higher costs in the Brazil BD with the scheduled shutdown of Blast Furnace 1 at the Ouro Branco Mill and the higher cost per tonne sold in the Special Steel BD.

Selling, general and administrative expenses in 3Q19 decreased in relation to 3Q18, reflecting the ongoing operating efficiency gains and the digital innovation initiatives, as well as the divestments. Meanwhile, as a ratio of net sales, selling, general and administrative expenses increased, to 3.7%, reflecting the lower net sales in the period.

3

| Breakdown of Consolidated EBITDA (R$ million) | 3Q19 | 3Q18 | Δ | 2Q19 | Δ | 9M19 | 9M18 | Δ |
|---|---|---|---|---|---|---|---|---|
| Net income | 289 | 791 | -63.5% | 373 | -22.5% | 1,115 | 1,937 | -42.4% |
| Net financial result | 562 | 441 | 27.4% | 300 | 87.3% | 1,237 | 1,498 | -17.4% |
| Provision for income and social contribution taxes | (150) | 39 | - | 252 | -159.5% | 264 | (20) | - |
| Depreciation and amortization | 502 | 478 | 5.0% | 527 | -4.7% | 1,535 | 1,388 | 10.6% |
| **EBITDA - Instruction CVM [1]** | **1,203** | **1,749** | **-31.2%** | **1,452** | **-17.2%** | **4,151** | **4,803** | **-13.6%** |
| Gains and losses on assets held for sale and sales in subsidiaries | - | 177 | - | - | - | - | 229 | - |
| Equity in earnings of unconsolidated companies | (9) | 3 | - | 39 | - | 15 | (39) | - |
| Proportional EBITDA of associated companies and jointly controlled entities | 82 | 84 | -2.4% | 81 | 1.2% | 234 | 260 | -10.0% |
| Impacts from refurbishment of Blast Furnace 1 at the Ouro Branco Mill | 238 | - | - | - | - | 238 | - | - |
| Tax reversals/provisions | (57) | - | - | - | - | (57) | - | - |
| **Adjusted EBITDA [2]** | **1,457** | **2,013** | **-27.6%** | **1,572** | **-7.3%** | **4,581** | **5,253** | **-12.8%** |
| **Adjusted EBITDA Margin** | **14.7%** | **15.7%** | | **15.5%** | | **15.2%** | **14.9%** | |

| CONCILIATION OF CONSOLIDATED EBITDA (R$ million) | 3Q19 | 3Q18 | 2Q19 | 9M19 | 9M18 |
|---|---|---|---|---|---|
| EBITDA - Instruction CVM [1] | 1,203 | 1,749 | 1,452 | 4,151 | 4,803 |
| Depreciation and amortization | (502) | (478) | (527) | (1,535) | (1,388) |
| **OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES [3]** | **701** | **1,271** | **925** | **2,616** | **3,415** |

1 - Non-accounting measure calculated in accordance with CVM Instruction 527.
2 - Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.
3 - Accounting measure reported in the consolidated Income Statement.

In 3Q19, adjusted EBITDA and adjusted EBITDA margin decreased in relation to 3Q18, in line with the decline in gross profit and gross margin, which was partially neutralized after excluding the nonrecurring effects from the refurbishment of Blast Furnace 1 at Ouro Branco Mill, net of tax reversal/provisions in the period, in the Brazil BD.

**EBITDA (R$ million) and EBITDA Margin (%)**



15.7%
12.9%
15.5%
15.5%
14.7%
2,013
1,404
1,552
1,572
1,457
3Q18
4Q18
1Q19
2Q19
3Q19
EBITDA Adjusted
EBITDA Margin Adjusted

4

### Financial result and net income

| CONSOLIDATED (R$ million) | 3Q19 | 3Q18 | Δ | 2Q19 | Δ | 9M19 | 9M18 | Δ |
|---|---|---|---|---|---|---|---|---|
| **Income before financial income expenses and taxes[1]** | **701** | **1,271** | **-44.8%** | **925** | **-24.2%** | **2,616** | **3,415** | **-23.4%** |
| Financial Result | (562) | (441) | 27.4% | (300) | 87.3% | (1,237) | (1,498) | -17.4% |
| Financial income | 49 | 57 | -14.0% | 48 | 2.1% | 138 | 123 | 12.2% |
| Financial expenses | (368) | (401) | -8.2% | (353) | 4.2% | (1,066) | (1,155) | -7.7% |
| Exchange variation, net (including net investment hedge) | (193) | (135) | -30.1% | 27 | - | (215) | (527) | -59.2% |
| Exchange variation (other currencies) | (41) | 21 | - | (15) | 173.3% | (78) | 17 | -558.8% |
| Gains (losses) on financial instruments, net | (9) | 17 | - | (7) | - | (16) | 44 | - |
| **Income before taxes[1]** | **139** | **830** | **-83.3%** | **625** | **-77.8%** | **1,379** | **1,917** | **-28.1%** |
| Income and social contribution taxes | 150 | (39) | - | (252) | - | (264) | 20 | - |
| Exchange variation including net investment hedge | 211 | 101 | -52.1% | (42) | - | 190 | 487 | 156.3% |
| Other lines | (61) | (110) | -44.5% | (210) | -71.0% | (454) | (438) | 3.7% |
| Non-recurring items | - | (30) | - | - | - | - | (29) | - |
| **Consolidated Net Income [1]** | **289** | **791** | **-63.5%** | **373** | **-22.5%** | **1,115** | **1,937** | **-42.4%** |
| Non-recurring items | 119 | 207 | - | - | - | 119 | 258 | - |
| Gains and losses on assets held for sale and sales os interest in subsidiaries | - | 177 | - | - | - | - | 229 | - |
| Impacts from refurbishment of Blast Furnace 1at the Ouro Branco Mill | 238 | - | - | - | - | 238 | - | - |
| Tax reversals/provisions | (57) | - | - | - | - | (57) | - | - |
| Income and social contribution taxes - non-recurring items | (62) | 30 | - | - | - | (62) | 29 | -313.8% |
| **Consolidated Adjusted Net Income[2]** | **408** | **998** | **-59.1%** | **373** | **9.4%** | **1,234** | **2,195** | **-43.8%** |

1 - Accounting measure disclosed in the consolidated Income Statement.

2 - Non-accounting measure calculated by the Company to show net profit adjusted by non-recurring events that influenced the result but did not produce any cash effects.

In 3Q19 compared to 3Q18, the variation in the financial result was basically due to the effects from exchange variation on liabilities contracted in U.S. dollar and in other currencies, which were practically offset by the line "Income Tax/Social Contribution – effects from exchange variation that include net investment hedge."

Adjusted net income in 3Q19 decreased in relation to 3Q18, in line with EBITDA in the period, which also was partially neutralized by nonrecurring items in the period.

## Dividends

In Gerdau S.A. was approved the payment of dividends in the amount of R$ 68 million (R$ 0.04 per share) in 3Q19, which was distributed as an advance on the minimum mandatory dividend stipulated in the Bylaws.

Payment date: November 25, 2019
Record date: shareholding position on November 11, 2019
Ex-dividend date: November 12, 2019

## Working Capital and Cash Conversion Cycle

The cash conversion cycle measured in days (working capital divided by daily net sales in the quarter) decreased in September compared to June 2019, reflecting the stabilization of inventories during 3Q19.

5

Working Capital (R$ million) and Cash Conversion Cycle (days)
9.2
8.0
9.3
9.4
8.6
76
72
83
84
78
Sep/18
Dec/18
Mar/19
Jun/19
Sep/19
Working Capital (R$ billion)
Cash Conversion Cycle (days)

## Financial Liabilities

| Debt composition (R$ Million) | 09.30.2019 | 06.30.2019 | 09.30.2018 |
|---|---|---|---|
| Short Term | 2,262 | 1,874 | 2,178 |
| Long Term | 13,232 | 12,800 | 16,015 |
| **Gross Debt** | **15,494** | **14,674** | **18,193** |
| Cash, cash equivalents and short-term investments | 3,432 | 2,142 | 3,475 |
| **Net Debt** | **12,062** | **12,532** | **14,718** |

On September 30, 2019, gross debt was 14.6% short term and 85.4% long term. Broken down by currency, 21.8% of gross debt was denominated in Brazilian real, 77.5% in U.S. dollar and 0.7% in other currencies.

On September 30, 2019, 56% of cash was denominated in U.S. dollar.

The evolution in key debt indicators is shown below:

| Indicators | 09.30.2019 | 06.30.2019 | 09.30.2018 |
|---|---|---|---|
| Gross debt / Total capitalization [1] | 36% | 35% | 40% |
| Net debt [2] (R$) / EBITDA [3] (R$) | 1.96x | 1.89x | 2.23x |

1 - Total capitalization = shareholders' equity + gross debt - debt interest

2 - Net debt = gross debt – interest on debt – cash, cash equivalents and financial investments.

3 - Adjusted EBITDA in the last 12 months.

The reduction in the net debt/EBITDA ratio from 2.23x on September 30, 2018 to 1.96x on September 30, 2019 is explained by the proceeds generated by the divestment program carried out by the Company over the past few years and by free cash flow generation in the period.

6

‘ Payment schedule of gross debt (non-current) 5.5 1.3 2020 2021 2022 2023 2024 2025 and after On September 30, 2019, the nominal weighted average cost of gross debt was 6.0%, or 5.7% for the portion denominated in Brazilian real, 5.6% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil and 8.7% for the portion contracted by subsidiaries abroad. On September 30, 2019, the average gross debt term was 7.0 years, with the debt maturity schedule well balanced and well distributed over the coming years. Investments Capital expenditure amounted to R$ 532 million in 3Q19, with R$ 201 million allocated to general maintenance, R$ 169 million to maintenance of the Ouro Branco Mill and R$ 162 million to technological expansion and modernization. Of the amount invested in the quarter, 56% was allocated to the Brazil BD, 22% to the Special Steel BD, 19% to the North America BD and 3% to the South America BD. The Company reaffirms its investment plan for 2019 of R$ 1.8 billion, which has already been invested R$ 1.3 billion in the first nine months of 2019, which is part of the CAPEX program of R$ 7.1 billion for the three-year period (2019-2021). The investments in technological expansion and modernization will be made as expectations for the market’s recovery and for free cash flow generation in the period are confirmed. 7 2.6 1.6 1.9 0.3

1,840
635
441
764
2,599
874
562
1,163
2,637
912
593
1,132
2019E*
2020E*
2021E*
General maintenance
Ouro Branco Maintenance
Technological expansion and updating
*Estimated Information

## Free Cash Flow

The free cash flow generation of R$ 1.9 billion in 3Q19 was significantly higher than in both 3Q18 and 2Q19, due to the significant freeing up of working capital in the period, given the normalization of inventories following the scheduled shutdown of Blast Furnace 1 at the Ouro Branco Mill. Note that this is the second best quartely free cash flow generation in the Company's history.

**Free Cash Flow 3Q19 (R$ million)**


1,457
(532)
(37)
(144)
1,144
1,888
Adjusted EBITDA 3Q19
CAPEX
Income Tax
Debt Interest, net
Working Capital
Free Cash Flow 3Q19

**Free Cash Flow - Quarterly (R$ million)**

8

‘ 2,038 1,888 (166) 1Q19 3Q18 4Q18 2Q19 3Q19 ESG Factors In line with our action plan, starting this third quarter, we will report to the market on our initiatives and advances in the environmental, social and governance (ESG) areas. This action plan provides for, through governance bodies (the Board of Directors and the Strategy & Sustainability, Risk and Disclosure Committees), systematic monitoring of the performance and implementation of the activities. The ESG Scorecard will be evaluated by the Board of Directors and the above committees at a predefined frequency, based on the materiality matrix to be constructed for the Integrated Report. During 2019, the Board of Directors, which is composed of over 40% independent members, revised the related-party transaction, information disclosure and securities trading policies. The body also monitored the updating of the operating and corporate guidelines and the drafting of the executive committee’s charter. It also reviewed the duties and procedures of the governance bodies to incorporate ESG topics into the decision-making and accountability processes. Regarding initiatives focusing on climate change, at the Ouro Branco Mill, 70% of the energy consumed is generated internally by reusing around 92% of the gases generated to produce electric and thermal energy. We also use biocoke, an alternative raw material derived from charcoal (a renewable energy source) to substitute fossil fuels. Moreover, around 73% of all steel produced is derived from scrap. According to the Worldsteel Association, 1 tonne of recycled steel scrap avoids 1.5 tonnes in greenhouse gas emissions. In addition, Gerdau has the following environmental protection initiatives:    310,000 hectares of planted forests for energy applications, 90,000 hectares of which are set aside for biodiversity conservation; 97.7% of water recirculated in the process; and 77% of reuse of co-products, as inputs to civil construction and fertilizers, that generate around R$ 302 million in revenue. On the people management front, over the year, we trained more than one thousand employees on the topics of unconscious bias, valuing diversity and mitigating prejudice in hiring, promotion and recognition practices. The internship and learning programs prioritized the hiring of young black professionals as a way to improve racial inclusion, while the Company also hired refugees. As a result of these initiatives, the number of women in our operations doubled, underscoring our public commitments to promoting diversity. We also carried out the following actions:   joins the UN Global Compact; and the ESG action plan also provides for: commitment to B System, throught to B Certification plan; Construction of a sustainability vision and policy; and Integrated Report based on the GRI framework and the criteria of Abrasca. PERFORMANCE BY BUSINESS DIVISION (BD) 9 405 361

The information in this report is divided into four Business Divisions (BD) in accordance with Gerdau's corporate governance, as follows:

- Brazil BD (Brazil Business Division) – includes the operations in Brazil (except special steel) and the iron ore operation in Brazil;
- North America BD (North America Business Division) – includes all operations in North America (Canada, United States and Mexico), except special steel, as well as the jointly controlled entities and associate company, both located in Mexico;
- South America BD (South America Business Division) – includes all operations in South America (Argentina, Peru, Uruguay and Venezuela), except the operations in Brazil, and the jointly controlled entities in the Dominican Republic and Colombia;
- Special Steel BD (Special Steel Business Division) – includes the special steel operations in Brazil and the United States.

NET SALES



Brazil BD
38.0%
4,390
4,017
4,198
3Q18
2Q19
3Q19
North America BD
37.1%
5,753
3,812
3,627
3Q18
2Q19
3Q19
South America BD
7.5%
908
840
771
3Q18
2Q19
3Q19
Special Steel BD
17.4%
2,305
1,844
1,621
3Q18
2Q19
3Q19
Net Sales (R$ million)
Participation of Net Sales per BD (last 12 months)

10

## EBITDA & EBITDA MARGIN


Brazil BD
45.6%
20.3%
17.8%
16.8%
891
716
706
3Q18
2Q19
3Q19
North America BD
29.0%
10.5%
11.1%
10.5%
605
425
380
3Q18
2Q19
3Q19
South America BD
10.3%
20.4%
20.0%
21.5%
185
168
165
3Q18
2Q19
3Q19
Special Steel BD
15.1%
16.1%
13.1%
12.8%
372
241
207
3Q18
2Q19
3Q19
EBITDA (R$ million)
EBITDA Margin (%)
Participation of Adjusted EBITDA per BD (last 12 months)

## BRAZIL BD

| BRAZIL BD | 3Q19 | 3Q18 | Δ | 2Q19 | Δ | 9M19 | 9M18 | Δ |
|---|---|---|---|---|---|---|---|---|
| **Volumes (1,000 tonnes)** | | | | | | | | |
| Production of crude steel | 1,079 | 1,479 | -27.0% | 1,626 | -33.6% | 4,124 | 4,391 | -6.1% |
| Shipments of steel | 1,415 | 1,422 | -0.5% | 1,343 | 5.4% | 4,116 | 4,225 | -2.6% |
| Domestic Market | 1,031 | 1,085 | -5.0% | 985 | 4.7% | 2,955 | 3,064 | -3.6% |
| Exports | 384 | 337 | 13.9% | 359 | 7.0% | 1,161 | 1,161 | 0.0% |
| Shipments of long steel | 1,072 | 1,060 | 1.1% | 961 | 11.6% | 3,075 | 3,158 | -2.6% |
| Domestic Market | 698 | 754 | -7.4% | 658 | 6.1% | 1,997 | 2,094 | -4.6% |
| Exports | 374 | 306 | 22.2% | 304 | 23.0% | 1,078 | 1,064 | 1.3% |
| Shipments of flat steel | 343 | 362 | -5.2% | 382 | -10.2% | 1,041 | 1,067 | -2.4% |
| Domestic Market | 333 | 331 | 0.6% | 327 | 1.8% | 958 | 970 | -1.2% |
| Exports | 10 | 31 | -67.7% | 55 | -81.8% | 83 | 97 | -14.4% |
| **Results (R$ million)** | | | | | | | | |
| Net Sales[1] | 4,198 | 4,390 | -4.4% | 4,017 | 4.5% | 12,065 | 11,799 | 2.3% |
| Domestic Market | 3,446 | 3,572 | -3.5% | 3,280 | 5.1% | 9,737 | 9,297 | 4.7% |
| Exports | 752 | 818 | -8.1% | 737 | 2.0% | 2,328 | 2,502 | -7.0% |
| Cost of Goods Sold | (3,835) | (3,602) | 6.5% | (3,426) | 11.9% | (10,581) | (9,670) | 9.4% |
| Gross profit | 363 | 788 | -53.9% | 592 | -38.7% | 1,484 | 2,129 | -30.3% |
| **Gross margin (%)** | **8.6%** | **18.0%** | | **14.7%** | | **12.3%** | **18.0%** | |
| Adjusted EBITDA[2] | 706 | 891 | -20.8% | 716 | -1.4% | 2,096 | 2,385 | -12.1% |
| **Adjusted EBITDA Margin (%)** | **16.8%** | **20.3%** | | **17.8%** | | **17.4%** | **20.2%** | |

1 – Includes iron ore sales.

11

‘ 2 – Adjusted EBITDA due to the impacts from refurbishment of Blast Furnace 1 at the Ouro Branco Mill, net of tax reversals/provisions in 3Q19 Production and shipments Crude steel production registered a sharp decline in 3Q19 compared to both 3Q18 and 2Q19, reflecting the scheduled maintenance shutdown of Blast Furnace 1 at the Ouro Branco Mill in 3Q19. Shipments remained stable in 3Q19 in relation to 3Q18, with slight reduction in shipments to the domestic market that was offset by an increase in exports of billets. In relation to 2Q19, the increase in shipments is due to higher shipments of reinforced concrete (rebar and fabricated rebar) in the domestic market and to the higher exports of billets. In 3Q19, 707,000 tonnes of iron ore were sold to third parties and 720,000 tonnes were consumed internally. The lower internal consumption of iron ore in the period compared to both 3Q18 (1,115 thousand tonnes) and 2Q19 (1,124) was due to the lower crude steel production in the period, given the scheduled maintenance shutdown of Blast Furnace 1 at the Ouro Branco Mill. Operating result Net sales decreased in 3Q19 compared to 3Q18, due to the higher shipments in the domestic market and the decrease in net sales per tonne sold in the export market influenced by lower international prices. In relation to 2Q19, the increase in net sales is due to the higher shipments in the domestic market, with stable prices, and the higher shipments of iron ore to third parties. Cost of goods sold increased in 3Q19 in relation to 3Q18 and 2Q19, explained by the scheduled maintenance shutdown of Blast Furnace 1 at the Ouro Branco Mill, which resulted in the non-dilution and increase of fixed costs, despite the reduction in scrap costs. The decreases in gross profit and gross margin in 3Q19 compared to 3Q18 and 2Q19 were due to the lower profitability of exports and to the impacts on costs of the scheduled maintenance shutdown of Blast Furnace 1 at the Ouro Branco Mill. In 3Q19, EBITDA and EBITDA margin decreased in relation to 3Q18 and 2Q19, accompanying the decrease in gross profit and gross margin, which was neutralized by excluding the effects from nonrecurring items associated with the refurbishment of Blast Furnace 1 at the Ouro Branco Mill, net of tax reversals/provisions in 3Q19. EBITDA (R$ million) and EBITDA Margin (%) 20.3% 17.5% 17.8% 16.4% 16.8% 891 716 706 674 647 3Q18 4Q18 1Q19 2Q19 3Q19 Adjusted EBITDA Adjusted EBITDA Margin NORTH AMERICA BD 12

GERDAU
Shape the future

| NORTH AMERICA BD | 3Q19 | 3Q18 | Δ | 2Q19 | Δ | 9M19 | 9M18 | Δ |
|---|---|---|---|---|---|---|---|---|
| **Volumes (1,000 tonnes)** | | | | | | | | |
| Production of crude steel | 1,086 | 1,699 | -36.1% | 1,195 | -9.1% | 3,548 | 5,252 | -32.4% |
| Shipments of steel | 1,083 | 1,532 | -29.3% | 1,066 | 1.6% | 3,225 | 4,886 | -34.0% |
| **Results (R$ million)** | | | | | | | | |
| Net Sales | 3,627 | 5,753 | -37.0% | 3,812 | -4.9% | 11,281 | 15,593 | -27.7% |
| Cost of Goods Sold | (3,310) | (5,155) | -35.8% | (3,441) | -3.8% | (10,151) | (14,250) | -28.8% |
| Gross profit | 317 | 598 | -47.0% | 371 | -14.5% | 1,130 | 1,343 | -15.8% |
| **Gross margin (%)** | **8.7%** | **10.4%** | | **9.7%** | | **10.0%** | **8.6%** | |
| EBITDA | 380 | 605 | -37.2% | 425 | -10.6% | 1,312 | 1,350 | -2.8% |
| **EBITDA margin (%)** | **10.5%** | **10.5%** | | **11.1%** | | **11.6%** | **8.7%** | |

**Production and shipments**

Production and shipments in 3Q19 decreased in relation to 3Q18, reflecting the divestment of most of the rebar units in the United States. When comparing the 9 months of 2019 to the 9 months of 2018, the reduction is due in addition to rebar divestments, to divestments of wire-rod units also in the United States.

In relation to 2Q19, the lower crude steel production was due to the normalization of inventories in the industry, while shipments decreased slightly, influenced by stronger demand from the non-residential construction sector.

**Operating result**

Net sales, cost of goods sold and gross profit decreased in 3Q19 in relation to 3Q18, as a result of the aforementioned divestments. Net sales also were affected by the decrease in net sales per tonne sold in the period, which consequently affected gross profit.
In relation to 2Q19, the reduction in net sales is explained by lower prices practiced in the period.

Cost of goods sold decreased in 3Q19, compared to 2Q19, due to lower costs with scrap.

Gross profit and gross margin decreased in 3Q19 compared to 2Q19, due to the reduction of US$ 20/short ton in the metals spread, as the average steel price fell by US$ 45/short ton, while scrap cost decreased by US$ 25 short ton in the same period.

The reduction in EBITDA in 3Q19 compared to 3Q18 lagged the reduction in gross profit, reflecting the lower selling, general and administrative expenses in the period. On the other hand, EBITDA margin remained stable, reflecting the Division's new asset portfolio formed by assets that are more profitable. In relation to 2Q19, the decrease in EBITDA followed a path similar to that of gross profit in the period, but with EBITDA margin remaining at a high level.

**EBITDA (R$ million) and EBITDA Margin (%)**

13

GERDAU
Shape the future


13.2%
10.5%
10.1%
11.1%
10.5%
605
437
506
425
380
3Q18
4Q18
1Q19
2Q19
3Q19
EBITDA
EBITDA Margin

## SOUTH AMERICA BD

| SOUTH AMERICA BD | 3Q19 | 3Q18 | Δ | 2Q19 | Δ | 9M19 | 9M18 | Δ |
|---|---|---|---|---|---|---|---|---|
| **Volumes (1,000 tonnes)** | | | | | | | | |
| Production of crude steel | 153 | 142 | 7.7% | 156 | -1.9% | 448 | 601 | -25.5% |
| Shipments of steel | 279 | 283 | -1.4% | 262 | 6.5% | 785 | 1,044 | -24.8% |
| **Results (R$ million)** | | | | | | | | |
| Net Sales | 771 | 908 | -15.1% | 840 | -8.2% | 2,351 | 2,982 | -21.2% |
| Cost of Goods Sold | (643) | (762) | -15.6% | (719) | -10.6% | (1,992) | (2,530) | -21.3% |
| **Gross profit** | **128** | **146** | **-12.3%** | **121** | **5.8%** | **359** | **452** | **-20.6%** |
| Gross margin (%) | 16.6% | 16.1% | | 14.4% | | 15.3% | 15.2% | |
| EBITDA | 165 | 185 | -10.8% | 168 | -1.8% | 491 | 551 | -10.9% |
| **EBITDA margin (%)** | **21.4%** | **20.4%** | | **20.0%** | | **20.9%** | **18.5%** | |

**Production and shipments**

Crude steel production increased in 3Q19 compared to 3Q18, influenced by the higher production volume, mainly in Argentina.

Crude steel shipments remained stable in 3Q19 in relation to 3Q18 in all countries of this Business Division.

When comparing the 9 months of 2019 to the 9 months of 2018, the reduction in crude steel production and crude shipments were due to the deconsolidation of Chile.

**Operating result**

Net sales decreased in 3Q19 compared to 3Q18, due to the lower net sales per tonne sold, especially in Peru.

Cost of goods sold declined in 3Q19 in relation to 3Q18, due to lower costs per tonne sold.

Although gross profit declined in 3Q19 in relation to 3Q18, gross margin remained stable, given that the reduction in net sales per tonne sold was similar to the reduction in cost per tonne sold.

14

The performance of EBITDA and EBITDA margin in 3Q19 in relation to 3Q18 accompanied the performance of gross profit and gross margin. Note that, EBITDA margin reached historical levels, a record profitability in 3Q19.

**EBITDA (R$ million) and EBITDA Margin (%)**


20.4%
15.6%
21.2%
20.0%
21.4%
185
128
157
168
165
3Q18
4Q18
1Q19
2Q19
3Q19
EBITDA
EBITDA Margin

## SPECIAL STEEL BD

| SPECIAL STEEL BD | 3Q19 | 3Q18 | Δ | 2Q19 | Δ | 9M19 | 9M18 | Δ |
|---|---|---|---|---|---|---|---|---|
| **Volumes (1,000 tonnes)** | | | | | | | | |
| Production of crude steel | 415 | 649 | -36.0% | 448 | -7.4% | 1,382 | 1,877 | -26.4% |
| Shipments of steel | 386 | 554 | -30.3% | 426 | -9.4% | 1,243 | 1,637 | -24.1% |
| **Results (R$ million)** | | | | | | | | |
| Net Sales | 1,621 | 2,305 | -29.7% | 1,844 | -12.1% | 5,305 | 6,170 | -14.0% |
| Cost of Goods Sold | (1,476) | (1,977) | -25.3% | (1,670) | -11.6% | (4,794) | (5,251) | -8.7% |
| Gross profit | 145 | 328 | -55.8% | 174 | -16.7% | 511 | 919 | -44.4% |
| **Gross margin (%)** | **8.9%** | **14.2%** | | **9.4%** | | **9.6%** | **14.9%** | |
| EBITDA | 207 | 372 | -44.4% | 241 | -14.1% | 686 | 1,072 | -36.0% |
| **EBITDA margin (%)** | **12.8%** | **16.1%** | | **13.1%** | | **12.9%** | **17.4%** | |

**Production and shipments**

Crude steel production and shipments decreased in 3Q19 compared to 3Q18, influenced by the deconsolidation of India and by the lower production and shipments in Brazil and the United States. In Brazil, vehicle production was affected by the lower exports to Argentina, which is the country's main client. In the United States, the decline in shipments was mainly due to the drawdown in inventories in the distribution chain and the lower demand in oil and gas industry.

When comparing the 9 months of 2019 to the 9 months of 2018, the reduction in crude steel production and crude steel sales were due to deconsolidation of India.

**Operating result**

15

The reduction in net sales in 3Q19 compared to 3Q18 is due to the deconsolidation of India and to the lower shipments in Brazil and in the United States, despite the increase in net sales per tonne sold in Brazil.

Cost of goods sold decreased in 3Q19 in relation to 3Q18, due to the deconsolidation of India, despite the increase in cost per tonne sold in Brazil and the United States.

Gross profit and gross margin decreased in 3Q19 compared to 3Q18, since the increase in costs per tonne sold surpassed the increase in net sales per tonne sold.

The reduction in EBITDA in 3Q19 compared to 3Q18 lagged the reduction in gross profit due to the lower selling, general and administrative expenses in the period.

**EBITDA (R$ million) and EBITDA Margin (%)**


16.1%
11.4%
12.9%
13.1%
12.8%
372
226
238
241
207
3Q18
4Q18
1Q19
2Q19
3Q19
EBITDA
EBITDA Margin

## THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risks, uncertainties and assumptions that include, among other factors: general economic, political and commercial conditions in Brazil and in the markets where we operate, as well as existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

16

**GERDAU S.A.**
**CONSOLIDATED BALANCE SHEETS**
**In thousands of Brazilian reais (R$)**

| | September 30, 2019 | December 31, 2018 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | 2,291,416 | 2,890,144 |
| Short-term investments | 1,140,196 | 459,470 |
| Trade accounts receivable - net | 3,483,208 | 3,201,656 |
| Inventories | 9,005,860 | 9,167,689 |
| Tax credits | 538,095 | 527,428 |
| Income and social contribution taxes recoverable | 330,867 | 445,561 |
| Unrealized gains on financial instruments | - | 30,711 |
| Other current assets | 714,340 | 780,423 |
| | 17,503,982 | 17,503,082 |
| **NON-CURRENT ASSETS** | | |
| Tax credits | 55,109 | 32,065 |
| Deferred income taxes | 3,842,125 | 3,874,054 |
| Unrealized gains on financial instruments | 3,203 | 2,706 |
| Related parties | 149,664 | 27,939 |
| Judicial deposits | 1,986,242 | 2,135,414 |
| Other non-current assets | 563,281 | 449,592 |
| Prepaid pension cost | 47,644 | 17,952 |
| Advance for future investment in joint venture | 100,483 | 375,456 |
| Investments in associates and joint ventures | 1,746,635 | 1,367,802 |
| Goodwill | 9,768,835 | 9,112,390 |
| Leasing | 587,459 | - |
| Other Intangibles | 724,305 | 836,096 |
| Property, plant and equipment, net | 15,967,125 | 15,546,481 |
| | 35,542,110 | 33,777,947 |
| **TOTAL ASSETS** | 53,046,092 | 51,281,029 |

17

GERDAU
Shape the future

**GERDAU S.A.**
**CONSOLIDATED BALANCE SHEETS**
**In thousands of Brazilian reais (R$)**

| | September 30, 2019 | December 31, 2018 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Trade accounts payable | 3,890,091 | 4,335,054 |
| Short-term debt | 2,193,333 | 1,822,183 |
| Debentures | 68,678 | 2,755 |
| Taxes payable | 396,508 | 351,545 |
| Income and social contribution taxes payable | 138,252 | 395,682 |
| Payroll and related liabilities | 542,336 | 588,627 |
| Dividends payable | - | 169,616 |
| Leasing payable | 216,275 | - |
| Employee benefits | 464 | 157 |
| Environmental liabilities | 57,179 | 60,419 |
| Unrealized losses on financial instruments | 9,975 | 5,245 |
| Other current liabilities | 706,689 | 772,970 |
| | 8,219,780 | 8,504,253 |
| **NON-CURRENT LIABILITIES** | | |
| Long-term debt | 10,339,046 | 11,545,658 |
| Debentures | 2,892,548 | 1,536,118 |
| Related parties | 3,862 | 1,350 |
| Deferred income taxes | 71,620 | 118,368 |
| Provision for tax, civil and labor liabilities | 765,567 | 770,305 |
| Environmental liabilities | 62,586 | 72,228 |
| Employee benefits | 1,368,738 | 1,356,560 |
| Obligations with FIDC | 999,953 | 938,526 |
| Leasing payable | 392,315 | - |
| Other non-current liabilities | 431,757 | 499,092 |
| | 17,327,992 | 16,838,205 |
| **EQUITY** | | |
| Capital | 19,249,181 | 19,249,181 |
| Treasury stocks | (254,856) | (280,426) |
| Capital reserves | 11,597 | 11,597 |
| Retained earnings | 5,667,442 | 4,806,089 |
| Operations with non-controlling interests | (2,870,825) | (2,870,825) |
| Other reserves | 5,479,840 | 4,814,988 |
| EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT | 27,282,379 | 25,730,604 |
| **NON-CONTROLLING INTERESTS** | 215,941 | 207,967 |
| **EQUITY** | 27,498,320 | 25,938,571 |
| **TOTAL LIABILITIES AND EQUITY** | 53,046,092 | 51,281,029 |

18

GERDAU

Shape the future

**GERDAU S.A.**
**CONSOLIDATED STATEMENTS OF INCOME**
**In thousands of Brazilian reais (R$)**

| | For the three-month period ended | | For the nine-month period ended | |
|---|---|---|---|---|
| | September 30, 2019 | September 30, 2018 | September 30, 2019 | September 30, 2018 |
| **NET SALES** | 9,930,829 | 12,835,621 | 30,110,543 | 35,259,776 |
| Cost of sales | (8,945,657) | (10,973,599) | (26,583,803) | (30,413,955) |
| **GROSS PROFIT** | 985,172 | 1,862,022 | 3,526,740 | 4,845,821 |
| Selling expenses | (115,783) | (144,173) | (358,551) | (431,938) |
| Impairment loss on trade receivables | (7,717) | 2,919 | (15,695) | (17,316) |
| General and administrative expenses | (248,810) | (277,071) | (719,311) | (820,449) |
| Other operating income | 159,720 | 63,674 | 307,561 | 153,380 |
| Other operating expenses | (80,803) | (55,701) | (109,466) | (124,340) |
| Gains and losses on assets held for sale and sales os interest in subsidiaries | - | (177,627) | - | (228,948) |
| Equity method investees | 9,685 | (2,589) | (14,674) | 38,937 |
| **INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES** | 701,464 | 1,271,454 | 2,616,604 | 3,415,147 |
| Financial income | 48,874 | 57,134 | 137,647 | 122,420 |
| Financial expenses | (367,644) | (401,244) | (1,065,918) | (1,154,539) |
| Exchange variations, net | (234,450) | (114,400) | (292,854) | (509,673) |
| Gain and losses on derivative financial instruments, net | (9,177) | 16,996 | (16,271) | 44,051 |
| **INCOME BEFORE TAXES** | 139,067 | 829,940 | 1,379,208 | 1,917,406 |
| Current | (61,339) | (118,198) | (292,412) | (418,642) |
| Deferred | 211,577 | 78,775 | 27,886 | 438,453 |
| Income and social contribution taxes | 150,238 | (39,423) | (264,526) | 19,811 |
| **NET INCOME** | 289,305 | 790,517 | 1,114,682 | 1,937,217 |
| (+) Impacts of the Blast Furnace 1 reform of the Ouro Branco steel mill | 237,703 | - | 237,703 | - |
| (-) Tax reversal/provisions | (57,228) | - | (57,228) | - |
| (+) Gains and losses on assets held for sale and sales of interest in subsidiaries | - | 177,627 | - | 228,948 |
| (-/+) Income tax of extraordinary items | (61,362) | 30,060 | (61,362) | 29,247 |
| (=) Total of extraordinary items | 119,114 | 207,687 | 119,114 | 258,195 |
| **ADJUSTED NET INCOME*** | 408,419 | 998,204 | 1,233,796 | 2,195,412 |

* Adjusted net income is a non-accounting indicator prepared by the Company, reconciled with the financial statements and consists of net income adjusted by extraordinary events that influenced the net income, without cash effect.

19

GERDAU S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of Brazilian reais (R$)

| | For the three-month period ended | | For the nine-month period ended | |
|---|---|---|---|---|
| | September 30, 2019 | September 30, 2018 | September 30, 2019 | September 30, 2018 |
| **Cash flows from operating activities** | | | | |
| Net income for the period | 289,305 | 790,517 | 1,114,682 | 1,937,217 |
| Adjustments to reconcile net income for the period to net cash provided by operating activities: | | | | |
| Depreciation and amortization | 501,986 | 477,827 | 1,534,623 | 1,387,888 |
| Equity method investees | (9,685) | 2,589 | 14,674 | (38,937) |
| Exchange variation, net | 234,450 | 114,400 | 292,854 | 509,673 |
| Gains and losses on derivative financial instruments, net | 9,177 | (16,996) | 16,271 | (44,051) |
| Post-employment benefits | 37,414 | 51,205 | 119,050 | 144,352 |
| Stock based compensation | 14,712 | 13,416 | 34,426 | 34,452 |
| Income and social contribution taxes | (150,238) | 39,423 | 264,526 | (19,811) |
| Gains on disposal of property, plant and equipment, net | (854) | 12,661 | (1,690) | (27,873) |
| Gains and losses on assets held for sale and sales os interest in subsidiaries | - | 177,627 | - | 228,948 |
| Impairment loss on trade receivables | 7,717 | (2,919) | 15,695 | 17,316 |
| Provision for tax, labor and civil claims | 69,530 | 112,001 | (5,275) | 71,281 |
| Interest income on short-term investments | (15,625) | (13,857) | (44,346) | (34,572) |
| Interest expense on debt and debentures | 249,668 | 310,581 | 756,227 | 880,825 |
| Interest on loans with related parties | (816) | (103) | (2,657) | (194) |
| Provision for net realizable value adjustment in inventory, net | 48,067 | 4,170 | 52,103 | 6,591 |
| | 1,284,808 | 2,072,542 | 4,161,163 | 5,053,105 |
| **Changes in assets and liabilities** | | | | |
| Decrease (Increase) in trade accounts receivable | 408,385 | (74,772) | (113,419) | (1,115,101) |
| Decrease (Increase) in inventories | 753,922 | (923,808) | 337,161 | (2,386,479) |
| (Decrease) Increase in trade accounts payable | (18,430) | (10,561) | (600,628) | 621,748 |
| Increase (Decrease) in other receivables | 211,950 | (93,802) | 172,532 | (123,985) |
| Decrease in other payables | (98,473) | (278,317) | (564,336) | (711,211) |
| Present value adjustment portion on leases | (5,821) | - | (5,821) | - |
| Dividends from associates and joint ventures | 28,019 | 37,577 | 38,952 | 49,139 |
| Purchases of trading securities | (746,592) | (580,709) | (1,170,608) | (1,063,386) |
| Proceeds from maturities and sales of trading securities | 9,130 | 177,455 | 509,198 | 974,303 |
| **Cash provided by operating activities** | 1,826,898 | 325,605 | 2,764,194 | 1,298,133 |
| Interest paid on loans and financing | (159,432) | (232,488) | (683,099) | (798,922) |
| Income and social contribution taxes paid | (37,033) | (59,757) | (220,929) | (216,823) |
| **Net cash provided by operating activities** | 1,630,433 | 33,360 | 1,860,166 | 282,388 |
| **Cash flows from investing activities** | | | | |
| Purchases of property, plant and equipment | (532,367) | (319,031) | (1,260,640) | (834,834) |
| Proceeds from sales of property, plant and equipment, investments and other intangibles | 993 | 849,260 | 20,307 | 1,776,326 |
| Purchases of other intangibles | (29,353) | (28,182) | (64,441) | (42,147) |
| Advance for future investment in joint venture | - | - | (94,687) | - |
| **Net cash (used in) provided by investing activities** | (560,727) | 502,047 | (1,399,461) | 899,345 |
| **Cash flows from financing activities** | | | | |
| Purchases of Treasury stocks | - | - | - | (149,711) |
| Dividends and interest on capital paid | (118,595) | (206,620) | (416,219) | (378,343) |
| Proceeds from loans and financing | 1,590,811 | 70,710 | 3,472,819 | 964,216 |
| Repayment of loans and financing | (1,914,411) | (360,347) | (3,870,873) | (1,706,231) |
| Leasing payment | (49,875) | - | (158,622) | - |
| Intercompany loans, net | (87,057) | 1,419 | (116,555) | 11,961 |
| **Net cash used in financing activities** | (579,127) | (494,838) | (1,089,450) | (1,258,108) |
| Exchange variation on cash and cash equivalents | 49,980 | 116,936 | 30,017 | 316,233 |
| Increase (Decrease) in cash and cash equivalents | 540,559 | 157,505 | (598,728) | 239,858 |
| Cash and cash equivalents at beginning of period | 1,750,857 | 2,637,691 | 2,890,144 | 2,555,338 |
| **Cash and cash equivalents at end of period** | 2,291,416 | 2,795,196 | 2,291,416 | 2,795,196 |

20

APPENDIX – PRO FORMA

To present the results of the business divisions excluding the effects from the divestment program, the pro forma Business Division and Consolidated results for 2018 follow:

| Brazil BD - Pro forma | 1Q18 | 2Q18 | 3Q18 | 4Q18 | 2018 |
|---|---|---|---|---|---|
| **Volumes (1,000 tonnes)** | | | | | |
| Production of crude steel | 1,532 | 1,381 | 1,479 | 1,454 | 5,846 |
| Shipments of steel | 1,438 | 1,364 | 1,422 | 1,311 | 5,535 |
| **Results (R$ million)** | | | | | |
| Net Sales | 3,611 | 3,798 | 4,390 | 3,946 | 15,745 |
| Cost of Goods Sold | (2,929) | (3,139) | (3,602) | (3,374) | (13,044) |
| Gross profit | 682 | 659 | 788 | 571 | 2,700 |
| **Gross margin (%)** | **18.9%** | **17.4%** | **17.9%** | **14.5%** | **17.2%** |
| Adjusted EBITDA | 751 | 743 | 891 | 647 | 3,032 |
| **Adjusted EBITDA Margin** | **20.8%** | **19.6%** | **20.3%** | **16.4%** | **19.3%** |
| **North America BD - Pro forma** | **1Q18** | **2Q18** | **3Q18** | **4Q18** | **2018** |
| **Volumes (1,000 tonnes)** | | | | | |
| Production of crude steel | 1,328 | 1,297 | 1,221 | 1,008 | 4,854 |
| Shipments of steel | 1,061 | 1,125 | 1,027 | 1,003 | 4,216 |
| **Results (R$ million)** | | | | | |
| Net Sales | 2,933 | 3,818 | 4,030 | 3,705 | 14,486 |
| Cost of Goods Sold | (2,693) | (3,376) | (3,516) | (3,325) | (12,910) |
| Gross profit | 240 | 442 | 514 | 380 | 1,576 |
| **Gross margin (%)** | **8.2%** | **11.6%** | **12.8%** | **10.3%** | **10.9%** |
| Adjusted EBITDA | 239 | 437 | 522 | 406 | 1,604 |
| **Adjusted EBITDA Margin** | **8.1%** | **11.4%** | **13.0%** | **11.0%** | **11.1%** |
| **South America BD - Pro forma** | **1Q18** | **2Q18** | **3Q18** | **4Q18** | **2018** |
| **Volumes (1,000 tonnes)** | | | | | |
| Production of crude steel | 146 | 169 | 142 | 144 | 601 |
| Shipments of steel | 262 | 275 | 284 | 262 | 1,083 |
| **Results (R$ million)** | | | | | |
| Net Sales | 691 | 808 | 907 | 819 | 3,225 |
| Cost of Goods Sold | (583) | (667) | (762) | (701) | (2,713) |
| Gross profit | 108 | 141 | 145 | 118 | 512 |
| **Gross margin (%)** | **15.6%** | **17.5%** | **16.0%** | **14.4%** | **15.9%** |
| Adjusted EBITDA | 154 | 174 | 185 | 128 | 641 |
| **Adjusted EBITDA Margin** | **22.3%** | **21.5%** | **20.4%** | **15.6%** | **19.9%** |

21

| Special Steel BD - Pro forma | 1Q18 | 2Q18 | 3Q18 | 4Q18 | 2018 |
|---|---|---|---|---|---|
| **Volumes (1,000 tonnes)** | | | | | |
| Production of crude steel | 522 | 568 | 578 | 444 | 2,112 |
| Shipments of steel | 445 | 502 | 494 | 474 | 1,915 |
| **Results (R$ million)** | | | | | |
| Net Sales | 1,557 | 1,931 | 2,116 | 1,989 | 7,593 |
| Cost of Goods Sold | (1,321) | (1,633) | (1,819) | (1,814) | (6,587) |
| Gross profit | 236 | 298 | 297 | 175 | 1,006 |
| **Gross margin (%)** | **15.2%** | **15.4%** | **14.0%** | **8.8%** | **13.2%** |
| Adjusted EBITDA | 283 | 351 | 342 | 226 | 1,202 |
| **Adjusted EBITDA Margin** | **18.2%** | **18.2%** | **16.2%** | **11.4%** | **15.8%** |

| Consolidated - Pro forma | 1Q18 | 2Q18 | 3Q18 | 4Q18 | 2018 |
|---|---|---|---|---|---|
| **Volumes (1,000 tonnes)** | | | | | |
| Production of crude steel | 3,527 | 3,412 | 3,421 | 3,051 | 13,411 |
| Shipments of steel | 3,060 | 3,117 | 3,124 | 2,971 | 12,272 |
| **Results (R$ million)** | | | | | |
| Net Sales | 8,443 | 9,937 | 10,927 | 10,270 | 39,577 |
| Cost of Goods Sold | (7,167) | (8,397) | (9,177) | (9,006) | (33,747) |
| Gross profit | 1,276 | 1,540 | 1,750 | 1,264 | 5,830 |
| **Gross margin (%)** | **15.1%** | **15.5%** | **16.0%** | **12.3%** | **14.7%** |
| Adjusted EBITDA | 1,410 | 1,657 | 1,899 | 1,373 | 6,339 |
| **Adjusted EBITDA Margin** | **16.7%** | **16.7%** | **17.4%** | **13.4%** | **16.0%** |

| Divestments | 1Q18 | 2Q18 | 3Q18 | 4Q18 | 2018 |
|---|---|---|---|---|---|
| **Volumes (1,000 tonnes)** | | | | | |
| Production of crude steel | 638 | 575 | 548 | 170 | 1,931 |
| Shipments of steel | 811 | 718 | 564 | 196 | 2,289 |
| **Results (R$ million)** | | | | | |
| Net Sales | 1,946 | 2,097 | 1,909 | 630 | 6,582 |
| Cost of Goods Sold | (1,883) | (1,993) | (1,797) | (590) | (6,263) |
| Gross profit | 63 | 104 | 112 | 40 | 319 |
| **Gross margin (%)** | | | | | |
| Adjusted EBITDA | 74 | 99 | 114 | 31 | 318 |
| **Adjusted EBITDA Margin** | | | | | |

| Consolidated | 1Q18 | 2Q18 | 3Q18 | 4Q18 | 2018 |
|---|---|---|---|---|---|
| **Volumes (1,000 tonnes)** | | | | | |
| Production of crude steel | 4,165 | 3,987 | 3,969 | 3,221 | 15,342 |
| Shipments of steel | 3,871 | 3,835 | 3,688 | 3,167 | 14,561 |
| **Results (R$ million)** | | | | | |
| Net Sales | 10,389 | 12,034 | 12,836 | 10,900 | 46,159 |
| Cost of Goods Sold | (9,050) | (10,390) | (10,974) | (9,596) | (40,010) |
| Gross profit | 1,339 | 1,644 | 1,862 | 1,304 | 6,149 |
| **Gross margin (%)** | **12.9%** | **13.7%** | **14.5%** | **12.0%** | **13.3%** |
| Adjusted EBITDA | 1,484 | 1,756 | 2,013 | 1,404 | 6,657 |
| **Adjusted EBITDA Margin** | **14.3%** | **14.6%** | **15.7%** | **12.9%** | **14.4%** |

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